UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Bertelsmann SE & Co. KGaA
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,826,871 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,826,871ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,826,871 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.89%. See Item 4.
12	Type of Reporting Person CO

1	Names of Reporting Persons Bertelsmann China Holding GmbH
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,234,783 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,234,783 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,234,783 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.82%. See Item 4.
12	Type of Reporting Person CO

1	Names of Reporting Persons BAI GmbH
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 592,088 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 592,088 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 592,088 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.07%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer:

iClick Interactive Asia Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15/F, Prosperity Millennia Plaza
663 King’s Road, Quarry Bay
Hong Kong S.A.R.

Item 2(a).	Name of Person Filing:

Bertelsmann SE & Co. KGaA

BAI GmbH

Bertelsmann China Holding GmbH

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Bertelsmann SE & Co. KGaA
Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany

BAI GmbH
Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany

Bertelsmann China Holding GmbH
Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany

Item 2(c).	Citizenship:

Bertelsmann SE & Co. KGaA — Germany

BAI GmbH — Germany

Bertelsmann China Holding GmbH — Germany

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”)

Item 2(e)	CUSIP No.:

G47048 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2019:

Reporting Person:	Amount Beneficially Owned:		Percent of Class:(1)	Sole Power to Vote or Direct the Vote:	Shared Power to Vote or to Direct the Vote:		Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:
Bertelsmann SE & Co. KGaA	2,826,871	(2)	9.89%	0	2,826,871	(2)	0	2,826,871	(2)

Bertelsmann China Holding GmbH	2,234,783	(3)	7.82%	0	2,234,783	(3)	0	2,234,783	(3)

BAI GmbH	592,088	(4)	2.07%	0	592,088	(4)	0	592,088	(4)

(1)

The percentage of the class of securities beneficially owned by each reporting person is based on 28,584,491 outstanding ordinary shares (being the sum of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B ordinary shares reported as outstanding by the Issuer as of September 30, 2019 in its Form 6-K filed with the SEC on November 27, 2019).

(2)

Includes (i) 2,234,783 Class A Ordinary Shares held by Bertelsmann China Holding GmbH, transferred from Bertelsmann Asia Investments AG on November 29, 2019. Bertelsmann Asia Investments AG and Bertelsmann China Holding GmbH are wholly-owned subsidiaries of Bertelsmann SE & Co. KGaA; and (ii) 592,088 Class A Ordinary Shares held by BAI GmbH. Bertelsmann China Holding GmbH and BAI GmbH are wholly-owned subsidiaries of Bertelsmann SE & Co. KGaA.

(3)	2,234,783 Class A Ordinary Shares held by Bertelsmann China Holding GmbH.
(4)	592,088 Class A Ordinary Shares held by BAI GmbH.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020

Bertelsmann SE & Co. KGaA	By:	/s/ ppa. Dr. Martin Dannhoff / ppa. Julia Neudecker
	Name:	ppa. Dr. Martin Dannhoff / ppa. Julia Neudecker
	Title:	Authorized Signatories

Bertelsmann China Holding GmbH	By:	/s/ Dr. Michael Kronenburg / Bettina Wulf
	Name:	Dr. Michael Kronenburg / Bettina Wulf
	Title:	Authorized Signatories

BAI GmbH	By:	/s/ ppa. Thomas Werth / ppa. Dr. Hendrik Horn
	Name:	ppa. Thomas Werth / ppa. Dr. Hendrik Horn
	Title:	Authorized Signatories

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement